UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:30Sept07

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: AUGUST 2008	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Press Release”, dated August 5, 2008, “Continental Energy Acquires Indonesian Production”

2.

“Material Change Report”, dated August 5, 2008

3.

“Notice of Meeting and Record Date”, dated August 8, 2008

4.

“Press Release”, dated August 15, 2008

5.

“Material Change Report”, dated August 15, 2008

6.

“Notice”, dated August 11, 2008, about the Company's Special Meeting of Shareholders, to be held on September 10, 2008

7.

“Information Circular”, as at August 11, 2008

8.

“Form of Proxy”

9.

“Certificate of Officer”, dated August 14, 2008

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: September 2, 2008
(Registrant)

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

Exhibit 1

PRESS RELEASE
Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Acquires Indonesian Production

DALLAS – August 5, 2008 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has entered into an agreement to purchase a 30% working interest in the Tungkal Production Sharing Contract, located onshore in Sumatra, Indonesia.

Continental will pay total consideration of US$27,320,000. The deal is effective as of June 1, 2008 and will close subject to and after receipt of a waiver or expiry of a right of first offer, an Alberta court order approving the disposition by Ernst & Young as Receiver of Fuel-X International Ltd., and approval of the assignment of PSC interest by Indonesian authorities.

Continental paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. At closing Continental shall pay an additional $13,500,000 cash, adjusted for production income since June 1, 2008, plus issue 12,320,000 newly created Series-A preferred shares each having face value $1.00.

The Series-A preferred shares are unlisted, restricted, non-voting, and do not bear interest. On the first trading day after the first anniversary of issue, the Series-A preferred shares will automatically be converted into Continental common shares at a conversion rate of the lesser of $1.00 or the weighted average trading price of Continental's common shares for the 30 calendar days prior to conversion.

Funding of the cash due at closing shall be led by Macquarie Bank Energy Group of London under its August 2007 financing mandate with Continental.

The Tungkal PSC encompasses an area of 2,285 square kilometers (approximately 565,500 acres) held by production until August 25, 2022. It is operated by Pearl Oil (Tungkal) Ltd., a subsidiary of Pearl Energy Ltd., an Abu Dhabi owned company, who holds the remaining 70% working interest.

The Tungkal PSC currently produces on average at a rate of about 1,000 BOPD from the Mengoepeh Field. The field was placed on production in December 2004 and a southern extension of the field was discovered in 2007. Pursuant to a plan of development filed with Indonesian authorities in early 2008, the operator plans to drill 16 new development wells on the southern extension, starting in last quarter 2008, with the objective of completing it by early 2010 and increasing production to 4,500 BOPD.

Continental’s Exploration Manager, Andrew T. Eriksson, said of the deal: “We recognize the significant exploration upside in the Tungkal Block. Two prospects in particular will most likely be drilled at the close of the 16 well development drilling program. The availability of 3D seismic coverage over the Mengoepeh Field itself also bodes well for additional extensions of the field.”

Continental’s President & CEO, Richard L. McAdoo, said: “Our new year's resolution was to acquire two new properties before the end of 2008, one giving us oil and gas production income and one giving us high potential exploration property. The Tungkal acquisition gives us the realization of the first half of that goal and we have negotiations in the works that should realize the second half on schedule.”

On behalf of the Company,

Richard L. McAdoo, President & CEO

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

Exhibit 2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA

Registered Office: Suite 206, 9440 202 Stth Street, Langley, B.C. V1M 4A6, CANADA

ITEM 2.

DATE OF MATERIAL CHANGE – August 1, 2008

ITEM 3.

NEWS RELEASE – August 5, 2008

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) has entered into an agreement to purchase a 30% working interest in the Tungkal Production Sharing Contract, located onshore in Sumatra, Indonesia.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF)  has entered into an agreement to purchase a 30% working interest in the Tungkal Production Sharing Contract, located onshore in Sumatra, Indonesia.

Continental will pay total consideration of US$27,320,000. The deal is effective as of June 1, 2008 and will close subject to and after receipt of a waiver or expiry of a right of first offer, an Alberta court order approving the disposition by Ernst & Young as Receiver of Fuel-X International Ltd., and approval of the assignment of PSC interest by Indonesian authorities.

Continental paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. At closing Continental shall pay an additional $13,500,000 cash, adjusted for production income since June 1, 2008, plus issue 12,320,000 newly created Series-A preferred shares each having face value $1.00.

The Series-A preferred shares are unlisted, restricted, non-voting, and do not bear interest. On the first trading day after the first anniversary of issue, the Series-A preferred shares will automatically be converted into Continental common shares at a conversion rate of the lesser of $1.00 or the weighted average trading price of Continental's common shares for the 30 calendar days prior to conversion.

Funding of the cash due at closing shall be led by Macquarie Bank Energy Group of London under its August 2007 financing mandate with Continental.

The Tungkal PSC encompasses an area of 2,285 square kilometers (approximately 565,500 acres) held by production until August 25, 2022. It is operated by Pearl Oil (Tungkal) Ltd., a subsidiary of Pearl Energy Ltd., an Abu Dhabi owned company, who holds the remaining 70% working interest.The Tungkal PSC currently produces on average at a rate of about 1,000 BOPD from the Mengoepeh Field.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

James D. Eger, Chief Financial Officer

Continental Energy Corporation, Phone: (972) 934-6774

ITEM 9.

DATE OF REPORT – August 5, 2008

Exhibit 3

Date: 08/08/2008	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CONTINENTAL ENERGY CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	11/08/2008
Record Date for Voting (if applicable) :	11/08/2008
Meeting Date :	10/09/2008
Computershare
2nd Floor Boardroom
Meeting Location (if available) :	510 Burrard Street
Vancouver, BC
V6C 3B9

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	210909107	CA2109091074

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CONTINENTAL ENERGY CORPORATION

Exhibit 4

PRESS RELEASE
Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Changes Registered and Records Office

DALLAS – August 15, 2008 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has changed its Registered and Records office address to:

c/o Blake, Cassels & Graydon LLC, 595 Burrard St., Suite 2600,

Three Bentall Centre, Vancouver, B.C. V7X 1L3, CANADA

The change is effective as of today, 15 August, 2008.

On behalf of Continental Energy Corporation

“James D. Eger”

Secretary and CFO

About Continental Energy Corporation: Continental Energy Corporation is an independent oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

Exhibit 5

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA

Registered Office: c/o Blake, Cassels & Graydon LLC, 595 Burrard St., Suite 2600,

Three Bentall Centre, Vancouver, B.C. V7X 1L3, CANADA

ITEM 2.

DATE OF MATERIAL CHANGE

August 15, 2008

ITEM 3.

NEWS RELEASE

August 15, 2008

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) has changed its Registered and Records office address.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation has changed its Registered and Records address from:

Suite 206, 9440 202 St.

Langley, B.C. V1M 4A6 CANADA

Phone 604-513-5707

Fax 604-513-5708

To:

c/o Blake, Cassels & Graydon LLP

595 Burrard St., Suite 2600

Three Bentall Centre

Vancuver, B.C. V7X 1L3 CANADA

Phone 604-631-3300

Fax 604-631-3309

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

James D. Eger, Chief Financial Officer

Continental Energy Corporation, Phone: (972) 934-6774

ITEM 8.

DATE OF REPORT

August 15, 2008

Exhibit 6

14001 Dallas Parkway, Suite 1200
Dallas, Texas, 75240, USA
PH 1-972-6774 FX 1-972-934-6718
WEB: www.continentalenergy.com
EMAIL: mail@continentalenergy.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders of common shares, (the “Shareholders”) of Continental Energy Corporation (the “Company”) will be held on Wednesday, September 10, 2008 at the offices of the Company’s registrar and transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 2nd Floor, Vancouver, BC, Canada, at 10:00 a.m. (local time in Vancouver).

At the Meeting, Shareholders will be asked to participate in the following special meeting business matters:

(a)

considering and, if deemed appropriate, approving the special resolution approving amendments to the Company’s Articles to attach certain special rights and restrictions to the Company’s preferred shares, discussed in more detail in the attached management information and proxy circular (the “Information Circular”); and

(b)

transacting such other business as may properly come before the said meeting or any adjournment thereof.

Only Shareholders of record at the close of business on August 11, 2008, the record date for the Meeting, will be entitled to notice of, to attend and to vote at, the Meeting and postponement(s) or adjournment(s) thereof in respect of the relevant resolutions(s), except to the extent that a Shareholder has transferred any securities of the Company subsequent to the record date and the new holder of such securities establishes proper ownership and requests, not less than 10 days before the date of the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting in respect of the relevant resolution(s).

A registered Shareholder is entitled to dissent and be paid by the Company the fair value of his, her or its the Company shares in accordance with section 245 of the Business Corporations Act (British Columbia) (the “BCBCA”) if such registered Shareholder dissents from the amendments to the Company’s Articles and otherwise complies with the procedure set out in section 242 of the BCBCA and the resolution to approve the amendments to the Company’s Articles is passed at the Meeting. Shareholders should refer to the attached Information Circular for further details about dissent rights.

Whether or not you intend to attend the Meeting, you are requested to complete the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Information Circular and return the form of proxy in the envelope provided for that purpose.  To be effective, proxies must be received either by mail or delivery addressed to Computershare Investor Services Inc. to be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.  In certain circumstances, proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof.

DATED as of this 11th day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Yours truly,

(signed by) RICHARD L. MCADOO

Richard L. McAdoo
Director, CEO & President

Exhibit 7

CONTINENTAL ENERGY CORPORATION

14001 Dallas Parkway, Suite 1200
Dallas, Texas, 75240, USA
PH 1-972-6774 FX 1-972-934-6718
WEB: www.continentalenergy.com
EMAIL: mail@continentalenergy.com

INFORMATION CIRCULAR
As at August 11, 2008 unless otherwise noted

FOR THE SPECIAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON SEPTEMBER 10, 2008

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Continental Energy Corporation (the “Company”) for use at the Special Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Instrument of Proxy.  The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold their common shares (the “Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

SHARE TRADING MARKETS

The Company is a reporting issuer in British Columbia and Alberta. The Company's Common Shares are quoted on the National Association of Securities Dealers (“NASD”) over-the-counter bulletin board (“OTCBB”) in the USA under the symbol "CPPXF" since 24 March 1998. The Company is a full reporting Company as defined by the US Securities and Exchange Commission (the "SEC"). The Company files annually with the SEC a "Form-20F" as a foreign corporation instead of the equivalent annual “Form-10K” required of domestic U.S. companies.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 600,000,000 shares divided into 500,000,000 Common Shares without par value  and 100,000,000 preferred shares without par value (the “Preferred Shares”). Of the 500,000,000 authorized Common Shares, 68,887,381 are issued and outstanding as of the date of this Information Circular. No Preferred Shares are currently issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on August 11, 2008 will be entitled to receive notice of and vote at the Meeting. Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at August 11, 2008, no Shareholder beneficially owned, or controlled or directed, directly or indirectly, equity shares carrying more than 10% of the voting rights to the Common Shares of the Company.

AUDITOR

Dale, Matheson, Carr-Hilton & Labonte LLP, Chartered Accountants, of Vancouver, British Columbia, is the Auditor of the Company.  Dale, Matheson, Carr-Hilton & Labonte LLP was first appointed as auditor of the Company in October 2006.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, none of the persons who have been directors or executive officers of the Company since the beginning of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company is not a party to any management contracts with persons who are not officers or directors of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to the Company’s Articles:

The Board of Directors of the Company seeks to amend the Articles of the Company to create special rights and restrictions to be attached to the Preferred Shares. The Company currently has 100,000,000 Preferred Shares authorized for issuance.  No Preferred Shares are currently issued and outstanding. At the Meeting, the Shareholders will be asked to consider a resolution approving the amendments (the “Amendments”) to the Company’s articles (the “Articles”).  The full text of the Amendments is attached to this Information Circular as Schedule A.

Summary of Amendments

A summary of the Amendments is set forth below. Shareholders should refer to the complete text of the Amendments set out in Schedule A to this Information Circular.

The Amendments will permit the Board of Directors to create one or more series of shares and determine the maximum number of shares of that series that the Company is authorized to issue, create an identifying name for the shares of that series, and attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The Preferred Shares shall have priority over the Common shares in the capital of the Company and over any other shares of the Company ranking junior to the Preferred Shares in respect of any payment of dividends or a return of capital.

Amendment Resolution

It is intended that all proxies received will be voted in favour of the approval of the Amendments, unless a proxy contains instructions to vote against the Amendments.  The Amendments will become effective only if they are approved by greater than two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting.  The text of the resolution (the “Amendment Resolution”) approving the Amendments is set forth below:

“RESOLVED as a special resolution that:

1.

the Articles of the Company be amended as to provide that the special rights and restrictions attached to the Preferred Shares are as set out in Schedule A to this Information Circular; and

2.

any one director or officer of the Company is hereby authorized, for and on behalf of the Company to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Recommendation of the Board of Directors

The Board has determined that the Amendments are in the best interests of the Company and the holders of its Common Shares.  The Board unanimously recommends that Shareholders vote IN FAVOUR of the approval of the Amendments.

The Company has been advised that the directors and executive officers of the Company intend to vote all Common Shares held by them in favour of the confirmation and approval of the Amendments.

Rights of Dissent

The special resolution authorizing the Amendments is required to be passed by a majority of not less than two-thirds of the votes cast by Shareholders who vote in person or by proxy at the Meeting. Under the Business Corporations Act (British Columbia) (the “BCBCA”), any Shareholder may dissent in respect of the proposed Amendments by following the procedure prescribed in the BCBCA which is summarized below.

As indicated in the Notice of Meeting, a registered Shareholder is entitled to dissent and be paid by the Company the fair value of his, her or its Common Shares in accordance with section 245 of the BCBCA if such registered Shareholder dissents from the Amendment Resolution and otherwise complies with the procedure set out in section 242 of the BCBCA and the Amendment Resolution is passed at the Meeting. The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholder who wishes to exercise his, her or its right to dissent should seek his, her or its own legal advice, as failure to comply strictly with the provisions of section 242 of the BCBCA may prejudice such Shareholder’s right of dissent.

In order for a Shareholder to dissent, a written objection (an “Objection Notice”) to the Amendment Resolution must be received by the Company, to the attention of the Secretary, at its head office, 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA, no later than 10:00 a.m. (Vancouver time) on September 5, 2008.  A vote against the Amendment Resolution, an abstention, or the execution of a proxy to vote against the Amendment Resolution, does not constitute an Objection Notice.

Holders of the Company’s warrants or options must validly exercise their warrants or options, become registered holders of Common Shares prior to the Meeting and otherwise comply with the BCBCA, including section 242 of the BCBCA, in order to exercise the dissent right.

A Dissenting Shareholder may only dissent under section 242 with respect to all the Common Shares held by such Dissenting Shareholder or held on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. A Shareholder is not entitled to dissent with respect to his, her or its shares if he, she or it votes any of his, her or its Common Shares in favour of the Amendment Resolution. Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise the right to dissent must make arrangements for the Common Shares beneficially owned by such Shareholder to be registered in his, her or its name prior to the time the Objection Notice is required to be received, or alternatively, make arrangements for the registered Shareholder to dissent on the beneficial holder’s behalf.

A Dissenting Shareholder who has complied with the provisions of section 242, or the Company, may apply to the Court for an order requiring such Dissenting Shareholder’s Common Shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they may be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on the Company to make application to the Court. The Dissenting Shareholder will be entitled to receive the fair value of the Common Shares held by such holder as of the day before the Meeting or such later date on which the Amendment Resolution is passed.

A Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of the Common Shares in the amount agreed to between the Company and the Dissenting Shareholder or in the amount of the judgment, as the case may be, on the earliest of the making of an agreement between the Company and the Dissenting Shareholder as to the payment to be made for the Dissenting Shareholder’s Common Shares, and the pronouncement of the order of the Court fixing the fair value of the Common Shares. Until any of the foregoing events occurs, the Shareholder may withdraw the Dissenting Shareholder’s dissent, or the Company may rescind the Amendment Resolution and in either event, proceedings under Part 8 of the BCBCA shall be discontinued.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his Common Shares. Section 242 of the BCBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all rights dissent. Accordingly, each registered Shareholder who might desire to exercise the right of dissent and appraisal should carefully consider and comply with the relevant provisions of the BCBCA dealing with dissent, and consult his own legal advisor.

Shareholders who wish to exercise the right to dissent should review the dissent procedures described in the BCBCA and seek legal advice, as failure to adhere strictly to the right to dissent requirements may result in the loss or unavailability of any right to dissent.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA.  Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended June 30, 2007 and 2006 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at August 11, 2008.

 (signed by) Richard L. McAdoo
Richard L. McAdoo,
Director, CEO & President

SCHEDULE “A”

AMENDMENTS TO THE ARTICLES OF THE COMPANY

PART 28
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE  PREFERRED SHARES

The Preferred shares (the “Preferred Shares”) of the Company shall have attached thereto the following rights, privileges, restrictions and conditions:

28.1

Directors’ Authority to Issue in One or More Series.  The directors may create one or more series of Preferred Shares.  Subject to the Business Corporations Act (British Columbia), the directors may from time to time, by resolution, if none of the Preferred Shares of a particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of:

(a)

determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)

create an identifying name for the shares of that series, or alter any such identifying name;

(c)

attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions, or alter any such special rights or restrictions.

28.2

Pari Passu Ranking on Dividends and Return of Capital. In respect of dividends or a return of capital (whether on winding up or on the occurrence of another event that would result in the holders of all series of Preferred Shares being entitled to a return of capital):

(a)

the Preferred Shares shall have priority over the Common shares in the capital of the Company and over any other shares of the Company ranking junior to the  Preferred Shares in respect of such payment;

(b)

the Preferred Shares shall rank junior to any other shares of the Company ranking senior to the Preferred Shares in respect of such payment; and

(c)

no special rights or restrictions attached to a series of Preferred Shares shall confer upon a series priority over any other series of Preferred Shares then outstanding.

Exhibit 8

Proxy

SPECIAL MEETING OF SHAREHOLDERS OF CONTINENTAL ENERGY CORPORATION

TO BE HELD AT the at the offices of Computershare Investor Services Inc., 510 Burrard Street, 2nd Floor, Vancouver, BC, Canada, on Wednesday, September 10, 2008 at 10:00 a.m. (local time in Vancouver)

I/We being holder(s) of the Company hereby appoint:

Richard L. McAdoo, the Chief Executive Officer, President, and a Director of the Company, or failing this person, James D. Eger, the Chief Financial Officer of the Company, or in the place of the foregoing,

(print the name) __________________________________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ____________________________________

DATE SIGNED: ___________________________________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions
(For full details of each resolution, please see the enclosed Information Circular)

			For	Against	Withhold
1	.	To approve, with or without amendment, the special resolution approving amendments to the Company’s Articles to attach certain special rights and restrictions to the Company’s preferred shares.			N/A
2	.	To transact any other business which may properly come before the Meeting or any adjournment thereof			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder.

4.	A holder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.	A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR

(b) appoint another proxyholder, who need not be a holder of the Company, to vote according to the holder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7.	Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8.	To be represented at the Meeting, proxies submitted must be received no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

RETURN YOUR PROXY BY MAIL to COMPUTERSHARE TRUST COMPANY OF CANADA

Computershare Trust Company of Canada, 100 University Avenue, 9th Floor Toronto, ON M5J 2Y1

Exhibit 9

CONTINENTAL ENERGY CORPORATION

(the “Corporation”)

CERTIFICATE OF OFFICER

RE:

Special Meeting of Shareholders of the Corporation to be held on Wednesday, September 10, 2008 (the “Meeting”)

The undersigned, Richard L. McAdoo, being the Chief Executive Officer and President of the Corporation, hereby certifies for and on behalf of the Corporation and not in any personal capacity, and without assuming any personal liability whatsoever, after making due inquiry that:

(a)

the Corporation has relied on section 2.20 of National Instrument 54-101 (the “Instrument”) to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument;

(b)

the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(c)

the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to the foregoing.

DATED August 14, 2008

(signed by) “Richard L. McAdoo”

Richard L. McAdoo

Chief Executive Officer & President